As filed with the Securities and Exchange Commission on November 16, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SBA COMMUNICATIONS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Florida	4899	65-0716501
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5900 Broken Sound Parkway N.W.

Boca Raton, Florida 33487

(561) 995-7670

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas P. Hunt, Esq.

Chief Administrative Officer and General Counsel

SBA Communications Corporation

5900 Broken Sound Parkway N.W.

Boca Raton, Florida 33487

(561) 995-7670

Fax: (561) 997-0343

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Kara L. MacCullough, Esq.

Esther L. Moreno, Esq.

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, FL 33131

(305) 374-8500

Fax: (305) 789-7799

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Calculation of Registration Fee

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee
Class A Common Stock, par value $0.01 per share	4,000,000 shares	$33.42	$133,680,000	$4,104

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average high and low prices of the Class A Common Stock reported by The Nasdaq Global Select Market on November 14, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

4,000,000 Shares

SBA Communications Corporation

Class A Common Stock

This prospectus registers stock we may offer in connection with acquisitions of wireless communications towers or antenna sites and related assets or companies that own wireless communications towers or antenna sites and related assets at various locations in the United States from time to time. It is expected that the terms of these acquisitions will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of Class A common stock issued will be valued at prices reasonably related to the market price of the Class A common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered.

We do not expect to receive any cash proceeds when we issue the Class A common stock offered by this prospectus.

Our Class A common stock is listed and traded on The Nasdaq Global Select Market under the symbol “SBAC.” The last reported sale price of our Class A common stock on November 14, 2007 was $33.02 per share.

Investing in the shares involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

, 2007

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide you with copies of this information, without charge, upon written or oral request to:

SBA Communications Corporation

5900 Broken Sound Parkway N.W.

Boca Raton, Florida 33487

Attention: Investor Relations

Phone: (561) 995-7670

Fax: (561) 997-0343

In order to receive timely delivery of this information, you should make your request no later than five business days before the date you must make your investment decision. For a more detailed discussion about the information about us that is incorporated by reference into this prospectus, see “Where You Can Find More Information; Incorporation by Reference.”

i

About This Prospectus

This summary highlights material information about us and this offering. In addition to reading this summary, you should carefully review the “Risk Factors” section of this document beginning on page 5 and review all of our other filings made with the Securities and Exchange Commission (the “Commission”) before you consider investing in our Class A common stock.

General

We are a leading independent owner and operator of wireless communications towers in 47 of the 48 contiguous United States, Puerto Rico and the U.S. Virgin Islands. Our principal business line is our site leasing business, which contributed 95.5% of our segment operating profit for the nine months ended September 30, 2007. In our site leasing business, we lease antenna space to wireless service providers on towers and other structures that we own, manage or lease from others. The towers that we own have been constructed by us at the request of a wireless service provider, constructed based on our own initiative or acquired. As of September 30, 2007, we owned 6,026 towers, the substantial majority of which have been built by us or built by other tower owners or operators who, like us, have built such towers to lease space to wireless service providers. We also manage or lease approximately 4,600 actual or potential communications sites, of which 700 are revenue producing. Our second business line is our site development business, through which we assist wireless service providers in developing and maintaining their own wireless service networks.

Site Leasing Services

Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. Site leasing revenues are received primarily from wireless service provider tenants, including Alltel, AT&T, Sprint, T-Mobile and Verizon Wireless. Wireless service providers enter into numerous different tenant leases with us, each of which relates to the lease or use of space at an individual tower site. Each tenant lease is generally for an initial term of five years with four 5-year renewal periods at the option of the tenant. Almost all of these tenant leases contain specific rent escalators, which average 3%– 4% per year, including the renewal option periods. Tenant leases are generally paid on a monthly basis and revenue from site leasing is recorded monthly on a straight-line basis over the current term of the related lease agreements. Rental amounts received in advance are recorded as deferred revenue.

As of September 30, 2007, we owned 6,026 towers, up from 5,551 towers as of December 31, 2006. We are currently pursuing new build and tower acquisition programs within the parameters of our desired long-term leverage ratios. Pursuant to these new initiatives, we built 60 towers and acquired 2,189 towers during 2006, including the 1,850 towers acquired through the acquisition of all of the outstanding shares of common stock of AAT Communications Corp. (“AAT”) from AAT Holdings, LLC II, which we refer to as the AAT Acquisition.

In our new build program, we construct towers either under build-to-suit arrangements or in locations chosen by us. In either case, after building a tower, we retain ownership of the tower and the exclusive right to co-locate additional tenants on the tower. Under build-to-suit arrangements, we build towers for wireless service providers at locations that they have identified. When we construct towers in locations chosen by us, we utilize our knowledge of our customer’s network requirements to identify locations where, we believe, multiple wireless service providers need, or will need, to locate antennas to meet capacity or service demands. We seek to identify attractive locations for new towers and complete pre-construction procedures necessary to secure the site concurrently with our leasing efforts. Our intent is that substantially all of our new builds will have at least one signed tenant lease on the day that it is completed and we expect that some will have multiple tenants. We intend to build 60 to 70 new towers during 2007.

In our tower acquisition program, we intend to pursue towers that meet or exceed our internal guidelines regarding current and future potential returns within our desired leverage ratios. For each acquisition, we prepare various analyses that include projections of a five-year unlevered internal rate of return, review of available capacity for future lease up projections and a summary of the current and future tenant/technology mix.

Site Development Services

Our site development business is complementary to our site leasing business, and provides us the ability to (1) keep in close contact with the wireless service providers who generate substantially all of our site leasing revenue and (2) capture ancillary revenues that are generated by our site leasing activities, such as antenna installation and equipment installation at our tower locations. Our site development business consists of two segments, site development consulting and site development construction, through which we provide wireless service providers a full range of end-to-end services. We principally perform services for third parties in our core, historical areas of wireless expertise, specifically site acquisition, zoning, technical services and construction.

In the consulting segment of our site development business, we offer clients the following range of services: (1) network pre-design; (2) site audits; (3) identification of potential locations for towers and antennas; (4) support in buying or leasing of the location; and (5) assistance in obtaining zoning approvals and permits. In the construction segment of our site development business we provide a number of services, including, but not limited to the following: (1) tower and related site construction; (2) antenna installation; and (3) radio equipment installation, commissioning and maintenance. Personnel in our site development business also support our leasing and new tower build functions through an integrated plan across the divisions.

Industry Overview

We believe that growing wireless traffic, the successful recent spectrum auctions, upcoming spectrum auctions and technology developments will require wireless service providers to alter their network structure, increase their network capacity and consequently the number and types of antenna sites that they use. First, consumers continue to push minutes of use higher, whether through wireline to wireless migration, increasing use of broadband services, new data products or simply talking more than they used to. Consumers are demanding quality wireless networks, and have proven to churn off and point to network coverage and quality as two of the greatest contributors to their dissatisfaction. To decrease subscriber churn rate and drive revenue growth, wireless carriers have made steady capital expenditures on wireless networks to improve service quality and expand coverage. Second, we expect that the roll-out of 3G wireless services, announced plans by a major wireless services provider to deploy a new 4G network and additional investment by other carriers in their existing networks will require our customers to add a large number of additional cell sites and amend their installations at current cell sites. We expect that the recent Federal Communications Commission (the “FCC”) advanced wireless service spectrum auction 66 for advanced broadband services will further drive the robust demand for tower space. Much of the spectrum was successfully won by the established nationwide carriers such as T-Mobile, Sprint, AT&T and Verizon. With respect to T-Mobile, the auction gives them an opportunity to build new cell sites around the country where they do not have a network, in addition to overlaying a 3G network on top of their existing platform. Finally, the third area of growth in the U.S. market comes from new market launches for emerging carriers to get into traditional wireless or technologies like WiMAX. For example, Leap Wireless and Metro PCS acquired spectrum in auction 66 in new coverage areas that will require brand new networks while Clearwire is in the process of building out a nationwide network. We expect that the upcoming FCC spectrum auction 73, relating to the auction of the 700 MHz band that will be used to provide some form of wireless broadband service, will further drive the robust demand for tower space. Auction 73 is currently scheduled to begin on January 24, 2008. Based on these factors, we believe that the U.S. wireless industry is growing, well-capitalized, highly competitive and focused on quality and advanced services. Therefore, we expect that we will see a multi-year horizon of strong additional cell site demand from our customers, which we believe will translate into strong leasing revenue growth for us.

Business Strategy

Our primary strategy is to capture the maximum benefits from our position as a leading owner and operator of wireless communications towers. Key elements of our strategy include:

Focusing on Site Leasing Business with Stable, Recurring Revenues. We intend to continue to focus on expanding our site leasing business due to its attractive characteristics such as long-term contracts, built-in rent escalators, high operating margins and low customer churn. The long-term nature of the revenue stream of our site leasing business makes it less volatile than our site development business, which is more reactive to changes in industry conditions. By focusing on our site leasing business, we believe that we can maintain a stable, recurring cash flow stream and reduce our exposure to cyclical changes in customer spending.

Maximizing Use of Tower Capacity. We generally have constructed or acquired towers that accommodate multiple tenants and a substantial majority of our towers are high capacity lattice or guyed towers. Most of our towers have significant capacity available for additional antennas and we believe that increased use of our towers can be achieved at a low incremental cost. We actively market space on our towers through our internal sales force.

Disciplined Growth of Tower Portfolio. We intend to use our available equity free cash flow and available liquidity, including borrowings, to build and/or acquire new towers at prices that we believe will be accretive to our shareholders both short and long-term and which allow us to maintain our long-term target leverage ratios. Furthermore, we believe that our tower operations are highly scaleable. Consequently, we believe that we are able to materially increase our tower portfolio without proportionately increasing selling, general and administrative expenses.

Controlling Expense Base. We have and intend to continue to purchase and/or enter into long-term leases for the land that underlies our towers, to the extent available at commercially reasonable prices. We believe that these purchases and/or long-term leases will increase our margins, improve our cash flow from operations, and minimize our exposure to increases in ground lease rents in the future.

Using our Local Presence to Build Strong Relationships with Major Wireless Service Providers. Given the nature of towers as location specific communications facilities, we believe that substantially all of what we do is done best locally. Consequently, we have a broad field organization that allows us to develop and capitalize on our experience, expertise and relationships in each of our local markets which in turn enhances our customer relationships. Due to our presence in local markets, we believe we are well positioned to capture additional site leasing business and new tower build opportunities in our markets and identify and participate in site development projects across our markets.

Capitalizing on our Management Experience. Our management team has extensive experience in site leasing and site development. Management believes that its industry expertise and strong relationships with wireless service providers will allow us to expand our position as a leading provider of site leasing and site development.

Principal Executive Offices

Our principal executive offices are located at 5900 Broken Sound Parkway N.W., Boca Raton, Florida 33487 and our telephone number is (561) 995-7670. We were founded in 1989 and incorporated in Florida in 1997.

Acquisition Terms

This document serves as our prospectus to offer up to 4,000,000 shares of our Class A common stock that we plan to use, from time to time, to acquire wireless communications towers or antenna sites and related assets or companies that own wireless communications towers or antenna sites and related assets at various locations in the United States. These shares of Class A common stock will be offered by us directly or through our wholly owned subsidiary which received the shares as a capital contribution. The consideration for the acquisition of these assets or equity interests may consist of the assumption of liabilities, issuances of our Class A common stock, and in certain cases, a portion of cash, or any combination of these items.

It is expected that the terms of acquisitions involving the issuance of the shares of Class A common stock covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of Class A common stock issued will be valued at prices reasonably related to the market price of the Class A common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered. No underwriting discounts or commissions will be paid, although finder’s fees may be paid in connection with certain acquisitions. Any person receiving such fees may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any profit on the resale of shares of Class A common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Risk Factors

You should carefully consider the following risks before making an investment decision. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this prospectus, before making an investment decision.

Risks Relating to Our Business

We may not secure as many site leasing tenants as planned or our lease rates for new tenant leases may decline.

If tenant demand for tower space or our lease rates on new leases decrease, we may not be able to successfully grow our site leasing business. This may have a material adverse effect on our strategy, revenue growth and our ability to satisfy our financial and other contractual obligations. Our plan for the growth of our site leasing business largely depends on our management’s expectations and assumptions concerning future tenant demand and potential lease rates for independently owned towers.

If our wireless service provider customers combine their operations to a significant degree, our growth, our revenue and our ability to service our indebtedness could be adversely affected.

Demand for our services may decline if there is significant consolidation among our wireless service provider customers as they may then reduce capital expenditures in the aggregate because many of their existing networks and expansion plans overlap. As a result of regulatory changes in January 2003 which removed prior restrictions on wireless service providers from owning more than 45 MHz of spectrum in any given geographical area, there have been significant consolidations of the large wireless service providers. Specifically, Cingular acquired AT&T Wireless in October 2004 and Sprint PCS and Nextel merged to form Sprint Nextel Corporation in August 2005. As a result of the Cingular/AT&T Wireless merger, as of September 30, 2007, AT&T had terminated 158 tenant leases with us, which had $3.9 million of annualized rental revenue, on towers in which both Cingular and AT&T Wireless had previously had antennas. In addition, AT&T did not renew certain tenant leases for other antenna sites in close proximity to the extent that it believed it did not need the additional capacity. Although we have not currently experienced any significant amount of churn as a result of the Sprint/Nextel merger, due primarily to the different technologies utilized, we may in the future experience terminations and/or non-renewals due to this merger. Furthermore, to the extent that other wireless service providers consolidate in the future, they may not renew any duplicative leases that they have on our towers and/or may not lease as much space on our towers in the future. This would adversely affect our growth, our revenue and our ability to service our indebtedness.

Similar consequences may occur if wireless service providers engage in extensive sharing or roaming or resale arrangements as an alternative to leasing our antenna space. Wireless voice service providers frequently enter into roaming agreements with competitors allowing them to use another’s wireless communications facilities to accommodate customers who are out of range of their home provider’s services. Wireless voice service providers may view these roaming agreements as a superior alternative to leasing antenna space on communications sites owned or controlled by us or others. The proliferation of these roaming agreements could have a material adverse effect on our revenue.

New technologies and their use by carriers may have a material adverse effect on our growth rate and results of operations.

The emergence of new technologies could reduce the demand for space on our towers. For example, the increased use by wireless service providers of signal combining and related technologies and products that allow two or more wireless service providers to provide services on different transmission frequencies using the communications antenna and other facilities normally used by only one wireless service provider could reduce the demand for our tower space. Additionally, the use of technologies that enhance spectral capacity, such as beam forming or “smart antennae,” that can increase the range and capacity of an antenna could reduce the number of additional sites a wireless service provider needs to adequately serve a certain subscriber base and therefore reduce demand for our tower space. The development and growth of communications and other new technologies that do not require ground-based sites, such as the growth in delivery of video, voice and data services by satellites or other technologies, could also adversely affect the demand for our tower space. In addition, the deployment of WiFi and WiMax technologies could impact the network needs of our existing customers providing wireless telephony services. This could have a material adverse effect on our growth rate and results of operations.

We depend on a relatively small number of customers for most of our revenue.

We derive a significant portion of our revenue from a small number of customers, particularly in our site development business. The loss of any significant customer could have a material adverse effect on our revenue.

The following is a list of significant customers and the percentage of our total revenues for the specified time periods derived from these customers:

	Percentage of Total Revenues
	For the year ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
Sprint	31.0%	30.9%	27.6%	26.6%	30.6%
AT&T	22.7%	25.5%	21.4%	21.9%	20.2%

We also have client concentrations with respect to revenues in each of our financial reporting segments:

	Percentage of Site Leasing Revenue
	For the year ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
AT&T	27.5%	28.0%	26.7%	27.4%	24.3%
Sprint	29.4%	30.7%	26.2%	25.9%	26.7%
Verizon	9.5%	10.1%	9.7%	9.7%	10.0%

	Percentage of Site Development Consulting Revenue
	For the year ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
Sprint	2.6%	1.9%	38.0%	33.6%	61.2%
Verizon Wireless	26.1%	32.4%	26.6%	26.9%	17.8%
Bechtel Corporation*	24.7%	23.3%	10.0%	11.9%	0.8%
AT&T	26.7%	28.3%	6.8%	8.9%	—%

	Percentage of Site Development Construction Revenue
	For the year ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
Sprint	39.7%	36.0%	30.0%	27.5%	38.8%
Bechtel Corporation*	14.5%	11.6%	17.4%	18.6%	6.4%
AT&T	12.5%	20.3%	6.9%	8.3%	6.5%

*	Substantially all of the work performed for Bechtel Corporation was for its client AT&T.

Revenues from these clients are derived from numerous different site leasing contracts and site development contracts. Each site leasing contract relates to the lease of space at an individual tower site and is generally for an initial term of five years renewable for four five-year periods at the option of the tenant. Our site development customers engage us on a project-by-project basis, and a customer can generally terminate an assignment at any time without penalty. In addition, a customer’s need for site development services can decrease, and we may not be successful in establishing relationships with new customers. Furthermore, our existing customers may not continue to engage us for additional projects.

We may not be able to service or refinance our substantial indebtedness.

As indicated below, we have and will continue to have a significant amount of indebtedness relative to our equity. The following table sets forth our total debt and shareholders’ equity as of December 31, 2006 and September 30, 2007.

	As of December 31, 2006	As of September 30, 2007
	(in thousands)
Total indebtedness	$1,555,000	$1,905,000
Shareholders’ equity	$385,921	$275,043

As of September 30, 2007, we had approximately $1.905 billion in debt. Of our total indebtedness, $1.555 billion is secured in the Commercial Mortgage Backed Securities market (“CMBS”), specifically, $405.0 million of CMBS Certificates, Series 2005-1 were issued in November 2005 (the “Initial CMBS Certificates”) and $1.15 billion of additional CMBS Certificates, Series 2006-1 were issued in November 2006 (the “Additional CMBS Certificates” and collectively with the Initial CMBS Certificates referred to as the “CMBS Certificates”).

On March 26, 2007, we issued $350.0 million of our 0.375% Convertible Senior Notes due 2010 (the “Notes”). Interest is payable semi-annually on June 1 and December 1, beginning June 1, 2007. The maturity date of the Notes is December 1, 2010. The Notes are convertible, at the holder’s option, into shares of our Class A common stock, at an initial conversion rate of 29.7992 shares per $1,000 principal amount of Notes (subject to certain customary adjustments), which is equivalent to an initial conversion price of approximately $33.56 per share. Upon conversion, the Company has the right to settle the conversion of each $1,000 principal amount of Notes with either of the three following alternatives, at its option, (1) delivery of 29.7992 shares of the Company’s Class A common stock, (2) cash equal to the value of 29.7992 shares of the Company’s Class A common stock calculated at the market price per share of the Company’s Class A common stock at the time of conversion or (3) a combination of cash and shares of our Class A common stock. If the Notes are not converted, we will be required to repay the principal amount of the Notes at maturity.

In addition, we may incur additional indebtedness through other debt instruments. Our ability to service or refinance our current and future debt obligations will depend on our future operating performance. In order to manage our substantial amount of indebtedness, we may from time to time sell assets, issue equity, restructure or refinance some or all of our debt (all of which we have done at various times in the last four years). We may not be able to effectuate any of these alternative strategies on satisfactory terms in the future, if at all. The implementation of any of these alternative strategies may dilute our current shareholders or subject us to additional costs or restrictions on our ability to manage our business and as a result could have a material adverse effect on our financial condition and growth strategy.

The Notes and the Initial CMBS Certificates mature at approximately the same time. The amounts borrowed under the mortgage loan in connection with the Initial CMBS Certificates have an anticipated repayment date of November 2010 and a final repayment date of November 2035 while the amounts borrowed under the Notes have a maturity of December 2010. Additionally, amounts borrowed under the mortgage loan in connection with the Additional CMBS Certificates have an anticipated repayment date of November 2011 and a final repayment date of November 2036. However, if we do not repay the full amount of each mortgage loan component before its respective anticipated repayment date, the interest rate payable on such mortgage loan outstanding will significantly increase in accordance with the formula set forth in the mortgage loan. We may not be able to service these higher interest costs if we cannot refinance the amounts outstanding under the mortgage loan before their anticipated repayment dates. Furthermore, if we cannot refinance these amounts prior to the final repayment date, we may be required to sell a portion or all of our interests in the 4,975 tower sites that, among other things, secure along with their operating cash flows the mortgage loan. Although, the mortgage loan is a limited recourse obligation of SBA Properties, Inc., SBA Sites, Inc., SBA Structures, Inc., SBA Towers, Inc., SBA Puerto Rico, Inc. and SBA Towers USVI, Inc. (collectively, the “Borrowers”) and no holder of the mortgage loan will have recourse to SBA Communications, our operations would be adversely affected if the Borrowers are unable to repay the components of the mortgage loan, which would adversely affect the value of the Notes and our Class A common stock issuable upon conversion of the Notes. We cannot assure you that our assets would be sufficient to repay all of our outstanding indebtedness, including the Notes, in full.

We and our subsidiaries may incur significant additional indebtedness in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt.

Our substantial indebtedness may negatively impact our ability to implement our business plan.

Our substantial indebtedness may negatively impact our ability to implement our business plan. For example, it could:

•	limit our ability to fund future working capital, capital expenditures and development costs;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to general economic and industry conditions;

•	subject us to interest rate risk in connection with any potential future refinancing of our CMBS Certificates;

•	place us at a competitive disadvantage to our competitors that are less leveraged;

•	require us to sell debt or equity securities or sell some of our core assets, possibly on unfavorable terms in order to meet payment obligations; and

•	limit our ability to borrow additional funds.

Risks associated with our plans to increase our tower portfolio could negatively impact our results of operations or our financial condition.

We currently intend to increase our tower portfolio through new builds and acquisitions. We intend to review all available acquisition opportunities and some of these acquisitions could have the effect of materially increasing our tower portfolio. While we intend to fund a portion of the cash required to implement this plan from our cash flow from operating activities, we may finance some or all of the costs associated with these new builds and acquisitions. Furthermore, if we were to consummate any significant acquisition, we would be required to finance these acquisitions through additional indebtedness, which would increase our indebtedness and interest expense and could increase our leverage ratio, and/or issuances of equity, which could be dilutive to our shareholders. If we were unable to recognize the expected returns from these new towers, or if we did not recognize the expected returns in our anticipated time frames, an increase in debt levels without a proportionate increase in our revenues could negatively impact our results of operations and our financial condition.

Due to the long-term nature of our tenant leases, we are dependent on the financial strength and creditworthiness of our customers.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. The economic slowdown and intense competition in the wireless and telecommunications industries in 2001 through 2003 had impaired the financial condition of some of our customers, certain of which operate with substantial leverage. As a result, a number of our site leasing customers have filed for bankruptcy including almost all of our paging customers. Although these bankruptcies have not had a material adverse effect on our business or revenues, any future bankruptcies may have a material adverse effect on our business, revenues and/or the collectability of our accounts receivable. In the future, the financial uncertainties facing our customers could reduce demand for our communications sites, increase our bad debt expense and reduce prices on new customer contracts. This could affect our ability to satisfy our obligations.

In addition, our anticipated growth could be negatively impacted if our customers’ access to debt and equity capital were limited. From 2001 through 2003, when capital market conditions were difficult for the telecommunications industry, wireless service providers conserved capital by not spending as much as originally anticipated to finance expansion activities. This decrease adversely impacted demand for our services and consequently our financial condition. If our customers are not able to access the capital markets in the future, our growth strategy, revenues and financial condition may again be adversely affected.

Our debt instruments contain restrictive covenants that could adversely affect our business.

Our mortgage loan relating to our CMBS Certificates contains a covenant requiring that all of the Borrowers’ cash flow in excess of amounts required to make debt service payments, fund required reserves, pay management fees and budgeted operating expenses and make other payments required under the loan documents be deposited into a reserve account if the debt service coverage ratio is less than 1.30 times, as of the end of any calendar quarter. The mortgage loan defines debt service coverage ratio as the Net Cash Flow (as defined in the mortgage loan) divided by the amount of interest on the mortgage loan, servicing fees and trustee fees that the Borrowers will be required to pay over the succeeding twelve months. If the debt service coverage ratio is less than 1.15 times as of the end of any calendar quarter, then an “amortization period” will commence and all funds on deposit in the reserve account will be applied to prepay the mortgage loan. If the debt service coverage ratio is less than 1.30 times, then the funds in the reserve account will not be released to the Borrowers until the debt service coverage ratio exceeds 1.30 times for two consecutive calendar quarters. As significantly all of our cash flow is generated by the Borrowers, failure to maintain the debt service coverage ratio above 1.30 times would impact our ability to pay our indebtedness, other than the mortgage loan, and to operate our business.

The mortgage loan provides for customary remedies if an event of default occurs including foreclosure against all or part of the property pledged as security for the mortgage loan. The mortgage loan is secured by (1) mortgages, deeds of trust and deeds to secure debt on substantially all of the Borrowers’ tower sites and their operating cash flows, (2) a security interest in substantially all of the Borrowers’ personal property and fixtures and (3) the Borrowers’ rights under the management agreement they entered into with SBA Network Management, Inc. (“SBA Network Management”) relating to the management of the Borrowers’ tower sites by SBA Network Management pursuant to which SBA Network Management arranges for the payment of all operating expenses and the funding of all capital expenditures out of amounts on deposit in one or more operating accounts maintained on the Borrowers’ behalf. We cannot assure you that our assets would be sufficient to repay this indebtedness in full.

Our quarterly operating results for our site development services fluctuate and therefore we may not be able to adjust our cost structure on a timely basis with regard to such fluctuations.

The demand for our site development services fluctuates from quarter to quarter and should not be considered as indicative of long-term results. Numerous factors cause these fluctuations, including:

•	the timing and amount of our customers’ capital expenditures;

•	the size and scope of our projects;

•	the business practices of customers, such as deferring commitments on new projects until after the end of the calendar year or the customers’ fiscal year;

•	delays relating to a project or tenant installation of equipment;

•	seasonal factors, such as weather, vacation days and total business days in a quarter;

•	the use of third party providers by our customers;

•	the rate and volume of wireless service providers’ network development; and

•	general economic conditions.

Although the demand for our site development services fluctuates, we incur significant fixed costs, such as maintaining a staff and office space in anticipation of future contracts. In addition, the timing of revenues is difficult to forecast because our sales cycle may be relatively long. Therefore, we may not be able to adjust our cost structure in a timely basis to respond to the fluctuations in demand for our site development services.

We are not profitable and expect to continue to incur losses.

We are not profitable. The following chart shows the net losses we incurred for the periods indicated:

	For the year ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands)
Net Loss	$(147,280)	$(94,709)	$(133,448)	$(109,183)	$(49,000)

Our losses are principally due to significant interest expense, depreciation, amortization, and accretion expenses and losses from the write-off of deferred financing fees and extinguishment of debt in the periods presented above. For the nine months ended September 30, 2007, we had interest expense and amortization of deferred financing fees of $75.6 million, depreciation, accretion and amortization expense of $124.9 million, and losses from the write-off of deferred financing fees and extinguishment of debt of $431 thousand. For the nine months ended September 30, 2006, we had interest expense, non-cash interest expense and amortization of deferred financing fees of $71.4 million, depreciation, accretion and amortization expense of $93.2 million, and losses from the write-off of deferred financing fees and extinguishment of debt of $53.9 million. For the year ended December 31, 2006, we had interest expense, non-cash interest expense and amortization of deferred financing fees of $99.7 million, depreciation, amortization, and accretion expense of $133.1 million, and losses from the write-off of deferred financing fees and extinguishment of debt of $57.2 million in connection with the extinguishment of our outstanding 9 3/4% senior discount notes, our outstanding 8 1/2% senior notes, and our $1.1 billion bridge loan. For the year ended December 31, 2005, we had interest expense, non-cash interest expense and amortization of deferred financing fees of $69.6 million, depreciation, amortization, and accretion expense of $87.2 million, and losses from the write-off of deferred financing fees and extinguishment of debt of $29.3 million in connection with the extinguishment of a portion of our outstanding 9 3/4% senior discount notes, a portion of our outstanding 8 1/2% senior notes, our remaining outstanding 10 1/4% senior notes, and our prior credit facility. For the year ended December 31, 2004, we had interest expense, non-cash interest expense and amortization of deferred financing fees of $79.0 million, depreciation, amortization and accretion expense of $90.5 million, and losses from the write-off of deferred financing fees and extinguishment of debt of $41.2 million in connection with the retirement of our outstanding 12% senior discount notes, a portion of our 10 1/4% senior notes, and the termination of another prior credit facility. We expect to continue to incur significant losses, which may affect our ability to service our indebtedness.

Increasing competition in the tower industry may adversely affect us.

Our industry is highly competitive. Competitive pressures for tenants from our competitors could adversely affect our lease rates and services income. In addition, the loss of existing customers or the failure to attract new customers would lead to an accompanying adverse effect on our revenues, margins and financial condition. Increasing competition could also make the acquisition of quality tower assets more costly, which could adversely affect our ability to successfully implement and/or maintain our tower acquisition program.

In the site leasing business, we compete with:

•	wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

•	other large independent tower companies; and

•	smaller local independent tower operators.

There has been significant consolidation among the large independent tower companies in the past three years. Specifically, American Tower Corporation completed its merger with SpectraSite, Inc. in 2005, we completed our acquisition of AAT in 2006 and Crown Castle International completed its merger with Global Signal, Inc. in 2007. As a result of these consolidations, American Tower and Crown Castle are substantially larger and have greater financial resources than us. This could provide them with advantages with respect to establishing favorable leasing terms with wireless service providers or in their ability to acquire available towers.

Wireless service providers that own and operate their own tower networks are also generally substantially larger and have greater financial resources than we do. We believe that tower location and capacity, quality of service, density within a geographic market and, to a lesser extent price, historically have been and will continue to be the most significant competitive factors affecting the site leasing business.

The site development segment of our industry is also extremely competitive. There are numerous large and small companies that offer one or more of the services offered by our site development business. As a result of this competition, margins in this segment have decreased over the past few years. Many of our competitors have lower overhead expenses and therefore may be able to provide services at prices that we consider unprofitable. If margins in this segment were to further decrease, our consolidated revenues and our site development segment operating profit could be adversely affected.

We may not be able to build and/or acquire as many towers as we anticipate.

We currently intend to build 60 to 70 new towers during 2007 and to consummate a number of tower acquisitions. However, our ability to build these new towers is dependent upon the availability of sufficient capital to fund construction, our ability to locate, and acquire at commercially reasonable prices, attractive locations for such towers and our ability to obtain the necessary zoning and permits.

Our ability to consummate tower acquisitions is also subject to risks. Specifically, these risks include (1) sufficient cash flow from operations or our ability to use debt or equity to fund such acquisitions, (2) our ability to identify those towers that would be attractive to our clients and accretive to our financial results, and (3) our ability to negotiate and consummate agreements to acquire such towers.

Due to these risks, it may take longer to complete our new tower builds than anticipated, the costs of constructing or acquiring these towers may be higher than we expect or we may not be able to add as many towers as we had planned in 2007. If we are not able to increase our tower portfolio as anticipated, it could negatively impact our ability to achieve our financial goals.

The loss of the services of certain of our key personnel or a significant number of our employees may negatively affect our business.

Our success depends to a significant extent upon performance and active participation of our key personnel. We cannot guarantee that we will be successful in retaining the services of these key personnel. We have employment agreements with Jeffrey A. Stoops, our Chief Executive Officer and President, Kurt L. Bagwell, our Senior Vice President and Chief Operating Officer, Thomas P. Hunt, our Chief Administrative Officer and General Counsel and Anthony J. Macaione, our Senior Vice President and Chief Financial Officer. We do not have employment agreements with any of our other key personnel. If we were to lose any key personnel, we may not be able to find an appropriate replacement on a timely basis and our results of operations could be negatively affected. Further, the loss of a significant number of employees or our inability to hire a sufficient number of qualified employees could have a material adverse effect on our business.

Delays or changes in the deployment or adoption of new technologies as well as lower consumer demand and slower consumer adoption rates than anticipated may have a material adverse effect on our growth rate.

There can be no assurances that 3G, 4G or other new wireless technologies will be deployed or adopted as rapidly as projected or that these new technologies will be implemented in the manner anticipated. The deployment of 3G has already experienced significant delays from the original projected timelines of the wireless and broadcast industries. The announcement of 4G is relatively new and its deployment has been slow. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated. These factors could have a material adverse effect on our growth rate since growth opportunities and demand for our tower space as a result of such new technologies may not be realized at the times or to the extent anticipated.

Our costs could increase and our revenues could decrease due to perceived health risks from radio frequency (“RF”) energy.

The government imposes requirements and other guidelines relating to RF energy. Exposure to high levels of RF energy can cause negative health effects. The potential connection between exposure to low levels of RF energy and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. According to FCC, the results of these studies to date have been inconclusive. However, public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, health risks could cause a decrease in the demand for wireless communications services. Moreover, if a connection between exposure to low levels of RF energy and possible negative health effects, including cancer, were demonstrated, we could be subject to numerous claims. If we were subject to claims relating to RF energy, even if such claims were not ultimately found to have merit, our financial condition could be materially and adversely affected.

Our business is subject to government regulations and changes in current or future regulations could harm our business.

We are subject to federal, state and local regulation of our business. In particular, both the Federal Aviation Administration (“FAA”) and FCC regulate the construction and maintenance of antenna towers and structures that support wireless communications and radio and television antennas. In addition, the FCC separately licenses and regulates wireless communications equipment and television and radio stations operating from such towers and structures. FAA and FCC regulations govern construction, lighting, painting and marking of towers and structures and may, depending on the characteristics of the tower or structure, require registration of the tower or structure. Certain proposals to construct new towers or structures or to modify existing towers or structures are reviewed by the FAA to ensure that the tower or structure will not present a hazard to air navigation.

Antenna tower owners and antenna structure owners may have an obligation to mark or paint towers or structures or install lighting to conform to FAA and FCC regulations and to maintain such marking, painting and lighting. Antenna tower owners and antenna structure owners may also bear the responsibility of notifying the FAA of any lighting outages. Certain proposals to operate wireless communications and radio or television stations from antenna towers and structures are also reviewed by the FCC to ensure compliance with environmental impact requirements. Failure to comply with existing or future applicable requirements may lead to civil penalties or other liabilities and may subject us to significant indemnification liability to our customers against any such failure to comply. In addition, new regulations may impose additional costly burdens on us, which may affect our revenues and cause delays in our growth.

Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, vary greatly, but typically require antenna tower and structure owners to obtain approval from local officials or community standards organizations prior to tower or structure construction or modification. Local regulations can delay, prevent, or increase the cost of new construction, co-locations, or site upgrades, thereby limiting our ability to respond to customer demand. In addition, new regulations may be adopted that increase delays or result in additional costs to us. These factors could have a material adverse effect on our future growth and operations.

Our towers are subject to damage from natural disasters.

Our towers are subject to risks associated with natural disasters such as tornadoes and hurricanes. We maintain insurance to cover the estimated cost of replacing damaged towers, but these insurance policies are subject to loss limits and deductibles. We also maintain third party liability insurance, subject to loss limits and deductibles, to protect us in the event of an accident involving a tower. A tower accident for which we are uninsured or underinsured, or damage to a significant number of our towers, could require us to make significant capital expenditures and may have a material adverse effect on our operations or financial condition.

We could have liability under environmental laws that could have a material adverse effect on our business, financial condition and results of operations.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state, local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes. As owner, lessee or operator of numerous tower sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with these laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on our subsidiaries for cash flow may negatively affect our business.

We are a holding company with no business operations of our own. Our only significant asset is and is expected to be the outstanding capital stock and membership interests of our subsidiaries. We conduct, and expect to conduct, all of our business operations through our subsidiaries. Accordingly, our ability to pay our obligations is dependent upon dividends and other distributions from our subsidiaries to us. Additionally, the Borrowers under the CMBS Certificates must repay the components of the mortgage loan thereto. If the Borrowers’ cash flow is insufficient to cover such repayments, we may be required to refinance the mortgage loan or sell a portion or all of our interests in the 4,975 tower sites that among other things, secure, along with their operating cash flows, the mortgage loan. Other than the amounts required to make repayment of amounts under the CMBS Certificates, we currently expect that the earnings and cash flow of our subsidiaries will be retained and used by them in their operations, including servicing their debt obligations. Our operating subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise to repay the components of the mortgage loan pursuant to the CMBS Certificates (other than the Borrowers and SBA CMBS-1 Guarantor LLC and CMBS-1 Holdings, LLC, as guarantors), or make any funds available to us for payment. The ability of our operating subsidiaries to pay dividends or transfer assets to us may be restricted by applicable state law and contractual restrictions, including the terms of the CMBS Certificates.

We have adopted anti-takeover provisions that could make it more difficult for a third party to acquire us.

Provisions of our articles of incorporation, our bylaws and Florida law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. We adopted a shareholder rights agreement, which could make it considerably more difficult or costly for a person or group to acquire control of us in a transaction that our board of directors opposes. These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our Class A common stock, or could limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

Our issuance of equity securities and other associated transactions may trigger a future ownership change which may negatively impact our ability to utilize net operating loss deferred tax assets in the future.

The issuance of equity securities and other associated transactions may increase the chance that we will have a future ownership change under Section 382 of the Internal Revenue Code of 1986. We may also have a future ownership change, outside of our control, caused by future equity transactions by our current shareholders. Depending on our market value at the time of such future ownership change, an ownership change under Section 382 could negatively impact our ability to utilize our net operating loss deferred tax assets in the event we generate future taxable income. Currently, we have recorded a full valuation allowance against our net operating loss deferred tax asset because we have concluded that our loss history indicates that it is not “more likely than not” that such deferred tax assets will be realized.

The market price of our Class A common stock could be affected by significant volatility.

The market price of our Class A common stock has historically experienced significant fluctuations. The market price of our Class A common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed elsewhere in “Risk Factors” and in “Disclosure Regarding Forward-Looking Statements.” Volatility or depressed market prices of our Class A common stock could make it difficult for shareholders to resell their shares of Class A common stock, when they want or at attractive prices.

Future issuances of our stock may cause dilution.

From time to time, we agree to pay additional consideration for our acquisitions if the towers or businesses that are acquired meet or exceed certain performance targets in the one to three years after they have been acquired. As of September 30, 2007, we had an obligation to pay up to an additional $5.6 million in consideration if the performance targets contained in various acquisition agreements are met. These obligations are associated with acquisitions within our site leasing segment. With respect to certain acquisitions, the additional consideration may be paid in cash or shares of Class A common stock at the Company’s option. Out of the $5.6 million, we have the obligation to pay $4.5 million in cash and may pay the remaining $1.1 million in cash or in shares of our Class A common stock at our discretion.

Future sales of our Class A common stock in the public market or the issuance of other equity may adversely affect the market price of our Class A common stock and our ability to raise funds in new equity or equity-related offerings.

Sales of a substantial number of shares of our Class A common stock or other equity-related securities in the public market, including sales by any selling shareholder or conversion of the Notes, could depress the market price of our Class A common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Class A common stock or other equity-related securities would have on the market price of our Class A common stock.

Disclosure Regarding Forward-Looking Statements

This prospectus and the documents that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements regarding:

•	our expectation that we will continue to incur losses;

•

our expectations regarding the growth of the wireless industry and the impact of recent developments, including increasing minutes of use, network coverage requirements, new available spectrum, and upcoming spectrum auctions and our belief that these developments will result in the continued long-term growth of our site leasing revenues and site leasing segment operating profit;

•	our intention to increase our tower portfolio through new builds and acquisitions;

•	our belief that we will construct towers where multiple wireless services providers need, or will need, to locate antennas to meet capacity or service demands;

•

our belief that our towers have significant capacity to accommodate additional tenants, that our tower operations are highly scalable and that we can add tenants to our towers at minimal incremental costs;

•	our belief regarding our position to capture additional site leasing business in our markets and identify and participate in site development projects across our markets;

•

our intent to focus on our site leasing business and our belief that by focusing on our site leasing business, we can maintain a stable recurring cash flow stream and reduce our exposure to cyclical changes in customer spending;

•

our intent to use our available equity free cash flow and liquidity, including borrowings, to build and/or acquire new towers at prices we believe will be accretive to our shareholders and allow us to maintain our long-term target leverage ratios;

•	our estimates regarding our liquidity, capital expenditures and sources of both, and our ability to fund operations and meet our obligations as they become due;

•

our expectations regarding our cash capital expenditures in 2007 for maintenance and augmentation and for new tower builds, tower acquisitions and ground lease purchases and our ability to fund such cash capital expenditures;

•	our expectations regarding our new build program, including our intent to build approximately 60 to 70 new towers in 2007;

•

our intent to pursue tower acquisitions that meet or exceed our internal guidelines, our expectations regarding the number of towers that we will be able to acquire in 2007, the amount and type of consideration that will be paid and our projections regarding the financial impact of such acquisitions;

•

our intent to purchase and/or enter into long-term leases for the land that underlies our towers if available at commercially reasonable prices and the effect of such ground lease purchases on our margins and long-term financial condition;

•	our estimates regarding our annual debt service in 2007 and thereafter;

•	our investment strategy regarding auction rate securities and our expectations that liquidity will improve within the year;

•

our belief that the current state of the credit markets does not require us to adjust the fair value of our portfolio of auction rate securities or to classify them as long-term marketable securities on our consolidated balance sheet; and

•

our estimates regarding certain accounting and tax matters, including the adoption of certain accounting pronouncements and the availability of sufficient net operating losses to offset future taxable income.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•

our ability to sufficiently increase our revenues and maintain expenses and cash capital expenditures at appropriate levels to permit us to meet our anticipated uses of liquidity for operations and estimated portfolio growth;

•	the ability of our clients to access sufficient capital or their willingness to expend capital to fund network expansion or enhancements;

•	our ability to continue to comply with covenants and the terms of our mortgage loan which supports our CMBS Certificates;

•

our ability to secure as many site leasing tenants as planned, including our ability to retain current leases on towers and deal with the impact, if any, of recent consolidation among wireless service providers;

•

our ability to use sufficient cash flow from operations or to use debt or equity to fund tower acquisitions; to identify towers that would be attractive to our clients and accretive to our financial results; and to negotiate and consummate agreements to acquire such towers;

•	our ability to secure and deliver anticipated services business at contemplated margins;

•	the recent uncertainties in the credit markets and the effect on auction rate securities;

•	our ability to successfully and timely address zoning issues, permitting and other issues that arise in connection with the building of new towers;

•	our ability to realize economies of scale from our tower portfolio;

•	our ability to successfully use the interest rate reset feature of the auction rate securities to provide the opportunity to maximize returns while preserving liquidity;

•	the business climate for the wireless communications industry in general and the wireless communications infrastructure providers in particular;

•	the continued use of towers and dependence on outsourced site development services by the wireless communications industry; and

•

our ability to successfully estimate certain accounting and tax matters, including the effect on our company of adopting certain accounting pronouncements and the availability of sufficient net operating losses to offset taxable income.

Selected Historical Financial Data

The following table sets forth selected historical financial data as of and for each of the five years ended December 31, 2006 and for the nine months ended September 30, 2006 and 2007. The financial data as of and for the fiscal years ended 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements. The financial data as of and for the nine months ended September 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements. The unaudited financial data has been derived from our books and records without audit and, in the opinion of management, includes all adjustments, (consisting only of normal, recurring adjustments) that management considers necessary for a fair statement of results for this period. You should read the information set forth below in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those consolidated financial statements included in the documents incorporated by reference into this prospectus.

	For the year ended December 31,					For the nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Operating data:
Revenues:
Site leasing	$115,121	$127,852	$144,004	$161,277	$256,170	$181,755	$237,100
Site development	99,352	64,257	87,478	98,714	94,932	72,597	62,198

Total revenues	214,473	192,109	231,482	259,991	351,102	254,352	299,298

Operating expenses:
Cost of revenues (exclusive of depreciation, accretion and amortization shown below):
Cost of site leasing	46,709	47,793	47,283	47,259	70,663	50,380	66,185
Cost of site development	81,565	58,683	81,398	92,693	85,923	66,213	54,183
Selling, general and administrative	32,740	30,714	28,887	28,178	42,277	31,467	33,691
Restructuring and other (credits) charges	47,762	2,094	250	50	(357)	(357)	—
Asset impairment charges	24,194	12,993	7,092	398	—	—	—
Depreciation, accretion and amortization	95,627	93,657	90,453	87,218	133,088	93,195	124,892

Total operating expenses	328,597	245,934	255,363	255,796	331,594	240,898	278,951

Operating income (loss)	(114,124)	(53,825)	(23,881)	4,195	19,508	13,454	20,347

Other income (expense):
Interest income	601	692	516	2,096	3,814	2,846	7,528
Interest expense, net of amounts capitalized	(54,822)	(81,501)	(47,460)	(40,511)	(81,283)	(55,783)	(69,336)
Non-cash interest expense	(29,038)	(9,277)	(28,082)	(26,234)	(6,845)	(6,845)	—
Amortization of deferred financing fees	(4,480)	(5,115)	(3,445)	(2,850)	(11,584)	(8,743)	(6,259)
Loss from write-off of deferred financing fees and extinguishment of debt	—	(24,219)	(41,197)	(29,271)	(57,233)	(53,872)	(431)
Other	(169)	169	236	31	692	324	(114)

Total other expense	(87,908)	(119,251)	(119,432)	(96,739)	(152,439)	(122,073)	(68,612)

Loss from continuing operations before income taxes and cumulative effect of change in accounting principle	(202,032)	(173,076)	(143,313)	(92,544)	(132,931)	(108,619)	(48,265)
Provision for income taxes	(300)	(1,729)	(710)	(2,104)	(517)	(564)	(735)

Loss from continuing operations before cumulative effect of change in accounting principle	(202,332)	(174,805)	(144,023)	(94,648)	(133,448)	(109,183)	(49,000)
(Loss) gain from discontinued operations, net of income taxes	(4,081)	202	(3,257)	(61)	—	—	—

Loss before cumulative effect of change in accounting principle	(206,413)	(174,603)	(147,280)	(94,709)	(133,448)	(109,183)	(49,000)
Cumulative effect of change in accounting principle	(60,674)	(545)	—	—	—	—	—

Net loss	$(267,087)	$(175,148)	$(147,280)	$(94,709)	$(133,448)	$(109,183)	$(49,000)

	For the year ended December 31,					For the nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Basic and diluted loss per common share amounts:
Loss from continuing operations before cumulative effect of change in accounting principle	$(4.01)	$(3.35)	$(2.47)	$(1.28)	$(1.36)	$(1.14)	$(.47)
Loss from discontinued operations	(0.08)	—	(0.05)	—	—	—	—
Cumulative effect of change in accounting principle	(1.20)	(0.01)	—	—	—	—	—

Net loss per common share	$(5.29)	$(3.36)	$(2.52)	$(1.28)	$(1.36)	$(1.14)	$(.47)

Basic and diluted weighted average shares outstanding	50,491	52,204	58,420	73,823	98,193	95,922	104,333

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands)
Balance Sheet data:
Cash and cash equivalents	$61,141	$8,338	$69,627	$45,934	$46,418	$40,415	$43,361
Short-term investments	—	15,200	—	19,777	—	—	121,237
Restricted cash (1)	—	10,344	2,017	19,512	34,403	11,507	32,665
Property and equipment, net	922,392	830,145	745,831	728,333	1,105,942	1,106,702	1,159,703
Intangibles, net	—	—	—	31,491	724,872	724,016	788,767
Total assets	1,279,267	958,252	917,244	952,536	2,046,292	2,002,129	2,301,297
Total debt (2)	1,024,282	870,758	927,706	784,392	1,555,000	1,505,000	1,905,000
Total shareholders’ equity (deficit)(3)	161,024	(1,566)	(88,671)	81,431	385,921	387,965	275,043

	For the year ended December 31,					For the nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands)
Other data:
Cash provided by (used in):
Operating activities	$17,807	$(29,808)	$14,216	$49,767	$75,960	$38,272	$82,164
Investing activities	(102,716)	155,456	1,326	(99,283)	(739,876)	(712,914)	(291,925)
Financing activities	132,146	(178,451)	45,747	25,823	664,130	669,123	206,974

(1)

Restricted cash of $32.7 million as of September 30, 2007 consisted of $30.4 million related to CMBS mortgage loan requirements and $2.3 million of payment and performance bonds which primarily related to collateral requirements relating to tower construction currently in process. Restricted cash of $11.5 million as of September 30, 2006 consisted of $7.8 million related to CMBS mortgage loan requirements and $3.7 million of payment and performance bonds which primarily related to collateral requirements relating to tower construction currently in process. Restricted cash of $34.4 million as of December 31, 2006 consists of $30.7 million related to CMBS mortgage loan requirements and $3.7 million of payment and performance bonds which primarily related to collateral requirements relating to tower construction currently in process. Restricted cash of $19.5 million as of December 31, 2005 consisted of $17.9 million related to CMBS mortgage loan requirements and $1.6 million of payment and performance bonds which primarily related to collateral requirements relating to tower construction currently in process. Restricted cash of $2.0 million as of December 31, 2004 was payment and performance bonds which primarily related to collateral requirements relating to tower construction currently in process. Restricted cash of $10.3 million as of December 31, 2003 consisted of $7.3 million of cash held by an escrow agent in accordance with certain provisions of the Western tower sale agreement and $3.0 million related to surety bonds issued for our benefit.

(2)	Includes deferred gain on interest rate swap of $1.9 million as of December 31, 2004, $4.6 million as of December 31, 2003 and $5.2 million as of December 31, 2002, respectively.

(3)

Includes deferred loss from the termination of nine interest rate swap agreements of $12.8 million as of December 31, 2006 and $10.8 million as of September 30, 2007, respectively. Includes deferred gain from the termination of two interest rate swap agreements of $12.1 million as of December 31, 2006 and $14.5 million as of December 31, 2005, $12.4 million as of September 30, 2006 and $9.7 million as of September 30, 2007, respectively. As of September 30, 2006, includes unrealized loss of $14.0 million on nine forward-starting interest rate swap agreements outstanding as of such date.

Where You Can Find More Information; Incorporation by Reference

We file annual, quarterly, current reports, proxy statements and other information with the Commission. You may read and copy these reports and other information at the Public Reference Room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, you may read our Commission filings over the Internet at the Commission’s website at http://www.sec.gov. Our corporate website is http://www.sbasite.com. The information contained on our website is not part of this prospectus.

We have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

The Commission allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the Commission, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, each of which should be considered an important part of this prospectus:

Commission Filing (File No. 000-30110)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Current Reports on Form 8-K	March 19, 2007, March 26, 2007 and April 4, 2007

Description of our Class A common stock contained in Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	June 9, 1999 and January 14, 2002

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

SBA Communications Corporation

5900 Broken Sound Parkway N.W.

Boca Raton, FL 33487

Attention: Investor Relations

Phone: (561) 995-7670

Fax: (561) 997-0343

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document. You must request the filings no later than five business days before the date you must make your investment decision in order for you to obtain timely delivery of this information.

You should rely only on the information contained in this prospectus and in the documents incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

Legal Matters

The validity of the shares of Class A Common Stock being offered hereby will be passed upon for us by Holland & Knight LLP, Miami, Florida.

Experts

The consolidated financial statements of SBA Communications Corporation and Subsidiaries incorporated by reference in SBA Communications Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006, and SBA Communications Corporation and Subsidiaries management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SBA Communications Corporation

4,000,000 Shares of Class A Common Stock

Prospectus

, 2007

Part II

Information Not Required In Prospectus

Item 20.	Indemnification of Directors and Officers

Under Section 607.0831 of the Florida Business Corporation Act (the “FBCA”), a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act regarding corporate management or policy unless (1) the director breached or failed to perform his or her duties as a director and (2) the director’s breach of, or failure to perform, those duties constitutes: (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of §607.0834 are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

Under Section 607.0850 of the FBCA, a corporation has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

In addition, under Section 607.0850 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

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Under Section 607.0850 of the FBCA, the indemnification and advancement of expenses provided pursuant to Section 607.0850 of the FBCA are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The articles of incorporation of the Company provide that the Company shall, to the fullest extent permitted by applicable law and its by-laws, as amended from time to time, indemnify all of its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Description
5.1	Opinion of Holland & Knight LLP regarding the validity of the Class A common stock being registered.*

23.1	Consent of Ernst & Young LLP, independent registered certified public accounting firm.*

23.2	Consent of Holland & Knight LLP (included in Exhibit 5.1).*

24.1	Power of Attorney of certain directors and officers of SBA (set forth on the signature page of this registration statement).

*	Filed herewith.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

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(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 420A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes

(1) as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

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(2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boca Raton, State of Florida on November 16, 2007.

SBA COMMUNICATIONS CORPORATION

/s/ Jeffrey A. Stoops
Name:	Jeffrey A. Stoops
Title:	Chief Executive Officer and President

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jeffrey A. Stoops and Anthony J. Macaione, or either of them, each acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, in connection with the registrant’s registration statement on Form S-4 under the Securities Act of 1933, including to sign the registration statement in the name and on behalf of the registrant or on behalf of the undersigned as a director or officer of the registrant, and any and all amendments or supplements to the registration statement, including any and all stickers and post-effective amendments or supplements to the registration statement and to sign any and all additional registration statements relating to the same offerings of securities as those that are covered by the registration statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven E. Bernstein	Chairman of the Board of Directors	November 16, 2007
Steven E. Bernstein

/s/ Jeffrey A. Stoops	Chief Executive Officer and President	November 16, 2007
Jeffrey A. Stoops	(Principal Executive Officer)

/s/ Anthony J. Macaione	Senior Vice President and Chief Financial Officer	November 16, 2007
Anthony J. Macaione	(Principal Financial Officer)

/s/ Brendan T. Cavanagh	Chief Accounting Officer	November 16, 2007
Brendan T. Cavanagh	(Principal Accounting Officer)

/s/ Brian C. Carr	Director	November 16, 2007
Brian C. Carr

/s/ Duncan H. Cocroft	Director	November 16, 2007
Duncan H. Cocroft

/s/ Philip L. Hawkins	Director	November 16, 2007
Philip L. Hawkins

/s/ Jack Langer	Director	November 16, 2007
Jack Langer

/s/ Steven E. Nielsen	Director	November 16, 2007
Steven E. Nielsen

Exhibit Index

Exhibit Number	Description
5.1	Opinion of Holland & Knight LLP regarding the legality of the Class A common stock being registered.

23.1	Consent of Ernst & Young LLP, independent registered certified public accounting firm